EXCO Resources, Inc. 12377 Merit Drive ● Suite 1700 ● Dallas, Texas 75251 Phone (214) 368-2084 ● Fax (972) 367-3559

May 5, 2015

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	EXCO Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Response Letter dated April 2, 2015
File No. 001-32743

Dear Mr. Schwall:

In response to your letter dated April 23, 2015, we are forwarding the information requested in connection with your review of our Form 10-K for the year ended December 31, 2014 (the “Form 10-K”).

We have repeated the Staff’s comments below in italics, followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2014

Management’s Discussion and Analysis, page 49

Overview and history, page 49

1.	We note your response to prior comment 3 regarding various disclosures about the effects that changes in oil and gas prices may have on your operations. You indicate that recent changes in the market for oil and gas were taken into account in estimating your proved reserves. However, the rationale for your disclosure on page 65, stating that you plan to defer a significant amount of development until commodity prices improve, remains unclear. Tell us whether this disclosure correlates with expectations that were formulated subsequent to estimating your proved reserves, or to changes that are already reflected in the development schedules underlying your 2014 year-end estimates. If the later, please submit a comparison of the detailed 2013 and 2014 year-end development schedules for your proved undeveloped reserves, stratified by the year in which those reserves were originally booked, and identify the changes that relate to the deferral, including quantification of any reserves that were de-booked. Please also submit the revisions that you propose to clarify context for the disclosure referenced above and to address any reasonably possible future change in your development plans.

Response:

The plan to defer a portion of our development referenced by the Staff was formulated prior to the preparation of our 2014 year-end proved reserve estimates and reflected in the development schedules underlying those estimates. We reduced our budgeted 2015 capital expenditures by 35% compared to our actual expenditures in 2014, which resulted in the deferral of a portion of our development to future years when commodity prices are expected to improve. These plans were incorporated into our proved reserves consistent with our previous response to the Staff, in which we stated “The total of the future development costs for both undeveloped locations that were incorporated into our proved reserves and unproved locations were consistent with our 2015 capital budget plans that were disclosed in the Form 10-K.” Based on the NYMEX futures prices that management utilized to formulate the development plans, the NYMEX futures prices for both oil and natural gas were in contango and escalated over each of the next five years. Therefore, management’s investment decisions were structured to limit our drilling and completion activities in 2015 and 2016, and defer development in order to generate higher rates of return when commodity prices are expected to be higher. The tables below provide a comparison of the 2013 and 2014 development schedules for our proved undeveloped reserves (based on the gross number of drilling locations underlying our proved reserves reported in our year-end 2013 and 2014 financial statements):

	Year-ended 2014
(Number of locations)	Development Count By Year
Year Booked as PUD	2015*	2016	2017	2018	2019	Grand Total
12/31/2012			2	4		6
12/31/2013	75	35	62	64	7	243
12/31/2014	21	36	71	75	85	288

Grand Total	96	71	135	143	92	537

% Developed	18%	13%	25%	27%	17%	100%

	Year-ended 2013
(Number of locations)	Development Count by Year
Year Booked as PUD	2014*	2015	2016	2017	2018	Grand Total
12/31/2012					1	1
12/31/2013	129	72	77	60	31	369

Grand Total	129	72	77	60	32	370

% Developed	35%	19%	21%	16%	9%	100%

*	Includes 49 and 20 wells that were drilled and in the process of being completed for the year-ended 2014 and 2013, respectively.

The deferral of our development is evidenced by the shift in the percentage of locations developed from earlier years within the schedule for the year-ended 2013 (54% of development within first two years) to later years within the schedule for the year-ended 2014 (only 31% of development within the first two years). The total number of proved undeveloped locations increased from 2013 to 2014 primarily as a result of the following: (i) extensions and discoveries in our East Texas and South Texas regions, (ii) price revisions due to an increase in the price of natural gas from $3.67 per Mcfe for the year-ended 2013 to $4.35 per Mcfe for the year-ended 2014, (iii) performance revisions due to improved well performance in the East Texas and Appalachia regions, and (iv) other factors including lower capital costs. The changes in our development schedule during the year-ended 2014 did not result in the reclassification of any locations to unproved reserves in accordance with Regulation S-K §210.4-10(a)(31)(ii), which was disclosed on Page 65 of our Form 10-K, in which we stated “We did not reclassify any Proved Undeveloped Reserves to unproved reserves during 2014.” There were 11 locations in the year-end 2014 proved reserves that were scheduled to be developed more than five years after the initial booking date. These locations are planned to be part of a manufacturing program that would be developed in connection with related locations in the same field and we maintain the flexibility within our drilling schedule to develop these locations prior to five years from the initial booking. The proved undeveloped reserves related to these locations were 12.5 Bcfe, which represented 1.9% of our proved undeveloped reserves and 1.0% of total proved reserves as of year-end 2014. We do not believe this is considered material and no further disclosure is required. We do not have any proved undeveloped reserves that remain undeveloped for five years or more.

As evidenced in “Note 18. Supplemental information relating to oil and natural gas producing activities (unaudited)” to the financial statements included in our Form 10-K, the change in our standardized measure of discounted future net cash flows (“Standardized Measure”) during the year-ended 2014 included a $59.3 million decrease due to timing and other factors primarily as a result of the deferral of our development schedule. Although we are able to generate higher rates of returns in management’s plans based on the NYMEX futures prices in contango, this negatively impacted our Standardized Measure because the pricing prescribed by the Commission is held constant and the deferral of development reduced the present value of cash flows. The change due to timing and other factors represented approximately 3.8% of our year-end 2014 Standardized Measure and was not considered material enough to require further explanation. Our disclosures of management’s plans throughout our Form 10-K were consistent with the development schedules underlying our proved reserves; therefore, we do not believe that any further revisions to clarify our disclosures are necessary. In the event that management significantly modifies our development plans in the future, we will provide appropriate disclosures to describe the impact of changes in our proved reserve estimates on our financial results.

If you have any questions, or require additional information regarding our responses, please call me at (214) 210-6941.

Very truly yours,

/s/ RICHARD A. BURNETT

Richard A. Burnett

Vice President, Chief Financial Officer and Chief Accounting Officer

EXCO Resources, Inc.

cc:	Karl Hiller
Lily Dang
Karina Dorin
Laura Nicholson

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